SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MANUAL TO PARTICIPATE IN THE MEETING

ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING

April 28, 2022

PRESENTATION

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”), located at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, hereby invites its Shareholders, according to paragraph 1 of article 5 of its Bylaws, to participate in the Company’s Annual and Extraordinary Shareholders’ Meetings (“AESM” or “Meetings”), to be held on April 28, 2022, at 11:00 am, in an exclusively digital format, through the Zoom Meetings platform, according to CVM Instruction 481, of December 17, 2009, as amended by CVM Instruction 622, of April 17, 2020 (“CVM Instruction 481”), to resolve on the following agenda:

ANNUAL SHAREHOLDERS’ MEETING

I.	Examine the management accounts, discuss, and vote on the Company’s financial statements for the fiscal year ended December 31, 2021, accompanied by the Annual Management Report, Independent Auditors’ Report, Fiscal Council’s Opinion, and Summarized Annual Report of the Audit Committee.
II.	Resolve on the allocation of the net income for the fiscal year ended December 31, 2021, and the distribution of dividends.
III.	Set the number of members to compose the Board of Directors for a term of office until the 2024 Annual Shareholders’ Meeting.
IV.	Elect the members of the Board of Directors for a term of office until the 2024 Annual Shareholders’ Meeting and appoint the Chairman of the Board of Directors.
V.	Set the number of members to compose the Fiscal Council for a term of office until the 2023 Annual Shareholders’ Meeting.
VI.	Elect the members of the Fiscal Council for a term of office until the 2023 Annual Shareholders’ Meeting.
VII.	Establish the overall annual compensation of the Company’s Management and members of the Audit Committee and Fiscal Council for the 2022 fiscal year.

EXTRAORDINARY SHAREHOLDERS' MEETING

I.	Appoint the members of the Audit Committee.
II.	Amend the Company’s Bylaws to implement the following changes: (a) change paragraph two of article 9 to emphasize compliance with Federal Law 13,303/2016, (b) change item XXII of article 14 to update the value of the transactions that shall be submitted to the Board of Directors, (c) change article 20 to reorganize specific authorities of the Executive Board by (c.1) excluding subitems “d” and “g” of item X of paragraph two, (c.2) transferring the provisions of items “d” and “g” of item of X paragraph two to items VIII and IX of paragraph four, and (c.3) excluding the wording previously in effect of item VIII.
III.	Consolidate the Company’s Bylaws.

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The documents related to the matter to be analyzed are available to shareholders on Sabesp’s Investor Relations website, ri.sabesp.com.br, and on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and B3 S.A. – Brasil, Bolsa, Balcão, respectively, https://www.gov.br/cvm/pt-br and http://www.b3.com.br/, as defined by CVM Instruction 481.

To help you make your decision on the matter, we recommend that you read the Management Proposal carefully.

Any questions or clarifications on the matter on the agenda may be resolved or obtained by contacting the Investor Relations Department at sabesp.ri@sabesp.com.br.

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INSTRUCTIONS TO PARTICIPATE IN THE AESM

The Meetings will be held exclusively online, according to CVM Instruction 481, and Shareholders are allowed to participate (i) in person or by a proxy duly constituted, at the Zoom Meetings platform, at the time defined for the AESM, or (ii) by sending a voting instruction before the AESM, through the Remote Voting Form (“RVF”).

Shareholders who wish to participate in the AESM in real-time must be previously registered. After being qualified and receiving a link with access instructions, they must access the Zoom Platform on the date and time of the AESM, as described below.

I.	Remote participation

(a)         Personal Shareholder Participation

Shareholders may remotely participate in the AESM through the Digital Platform made available by the Company by using video and audio resources. Shareholders who wish to remotely participate in the AESM must send the documents indicated below by 11:00 a.m. of April 26, 2022, to the Company’s headquarters, at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, or email them to sabesp.ri@sabesp.com.br, to the care of the Investor Relations Department (Superintendência de Captação de Recursos e Relações com Investidores), accompanied by the telephone number and email of the participant to whom the Company must send the access link to the AESM.

Individuals:
✓	Photo ID document (identification document, foreign registration document, driver’s license, or professional class document officially recognized in Brazil); and
✓	Statement issued by the institution providing bookkeeping services or by the custodian institution, with the number of shares held, no later than three (3) days before the Meetings.

Legal Entities:

✓	Copy of the bylaws or current articles of organization, and corporate documentation proving the shareholder’s powers of legal representation (election of administrators and/or power of attorney, and in the event of participation through a proxy, the shareholder’s signature does not need to be notarized);
✓	Photo ID document (identification document, foreign registration document, driver’s license, or professional class document officially recognized in Brazil of the legal representative(s)); and
✓	Statement issued by the institution providing bookkeeping services or by the custodian institution, with the number of shares held, no later than three (3) days before the Meetings.

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Investment Funds:

✓	Copy of the consolidated regulation of the fund and the bylaws or articles of organization of its administrator or manager, as applicable, together with the corporate documentation proving the administrator’s or manager’s powers of legal representation, as applicable (election of administrators and/or power of attorney, and in the case of participation through a proxy, the shareholder’s signature does not need to be notarized);
✓	Photo ID document (identification document, foreign registration document, driver’s license, or professional class document officially recognized in Brazil of the legal representative(s)); and
✓	Statement issued by the institution providing bookkeeping services or by the custodian institution, with the number of shares held, no later than three (3) days before the Meetings.

The Company will not request the notarization of signature in the documents presented, nor the notarization and authentication by the consul office or apostille of documents signed abroad.

The Company will not require a sworn translation of documents originally drawn up in Portuguese, English, or Spanish, or that are accompanied by the respective translation into these languages.

(b)         Participation through Proxy

If Shareholders wish to be represented at the AESM by a proxy, they must send to the Company, in addition to the documents indicated in item (a) above, the power-of-attorney, granted less than one year, according to paragraph 1 of article 126 of Law 6,404, of December 15, 1976 (“Brazilian Corporation Law”), accompanied by the identification document and/or corporate acts of the proxy, as applicable.

(c)          Registration Information

Once the documents provided by the shareholders are received, checked, and approved according to items (a) and (b) above, the Company will send the link accompanied by the instructions to participate in the AESM through the Digital Platform. The access to the AESM will be restricted to Shareholders and/or their representatives or proxies registered within the term defined by the Company

Shareholders who participate through the Digital Platform may exercise their respective voting rights and will be considered present and signatory of the minutes, under article 21-V of CVM Instruction 481.

If shareholders do not receive the access link in up to twenty-four (24) hours before the Meeting, i.e. 11:00 a.m. of April 27, 2022, they shall email Sabesp’s Investor Relations Department at sabesp.ri@sabesp.com.br or contact the Company by phone at 3388-8868 up to four (4) hours before the beginning of the AESM, to be provided with remote support.

After registration, the participant undertakes to (i) use the individual link solely and exclusively for participation in the AESM; (ii) not transfer or disclose, in its entirety or in part, the individual link to

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any third party, shareholder or not, which is not transferrable; and (iii) not record or reproduce, in its entirety or in part, nor transfer, to any third party, shareholder or not, the content or any information remotely broadcast during the AESM.

Any Shareholder, representative, or proxy who remotely joins the Meetings will undergo a visual verification to confirm the regularity of their participation. The verification requires that the identification document be shown on the participant’s device camera and all information and photo must be visible and legible.

The device camera must be on over the entire AESM, and the applicant must be in front of it to remain visible during the AESM. Any participant who turns off the camera or leaves will be notified to return or turn on the device. Shareholders may be removed from the videoconference if they fail to comply with the request.

To optimize the interaction of those present, the audio will be automatically turned off during the videoconference. The participants may express themselves by (i) messages, at any time, or (ii) audio, by requesting the timely release of their audio by message.

The videoconference will start thirty (30) minutes before the beginning of the Meeting to speed up the participants’ validation process. The Company advises that shareholders who decide to participate via the digital platform access the link to join the AESM thirty (30) minutes in advance.

II.	Voting through the Remote Voting Form

Shareholders may, alternatively, remotely vote in the matters on the agenda of the Meetings, this date onward, by (a) sending instructions for the filling out of the voting form to their custodians if the shares are deposited in a central depository; (b) sending instructions for the filling out of the RVF to the financial institution contracted by the Company to provide bookkeeping services, Banco Bradesco S.A., if the shares are deposited in a central depository; or (c) sending the RVF, made available on the websites of CVM (www.cvm.gov.br) and the Company (ri.sabesp.com.br), directly to the Company, at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, or email it to sabesp.ri@sabesp.com.br, to the care of the Investor Relations Department.

The voting instructions must be received by the custodian, bookkeeping agent, or the Company, as applicable, up to seven (7) days before the AESM, if a shorter period is not defined by the service providers, and, if directly sending the remote voting form to the Company, it must be duly filled out, initialed, and signed, with the notarized signature being waived, and accompanied by the other documents indicated in item (a) above, as applicable, and detailed in the RVF.

The Company, in turn, will inform the shareholder, in up to three (3) days after receiving the RVF, the counting of the vote or any need to rectify or resend the RVF or the documents accompanying it.

If any discrepancies are identified between the RVF received directly by the Company and the voting instruction contained in the consolidated voting map sent by the bookkeeping agent for the same CPF

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or CNPJ numbers, the voting instruction in the voting map of the bookkeeper agent shall prevail, and the form received directly by the Company shall be disregarded.

During the voting period, shareholders may change their voting instructions as many times as they wish and the final voting instruction submitted will be considered on the Company's voting map.

Shareholders who have already sent their RVF also may register to participate in the respective meeting through the Digital Platform, under the terms and deadlines described in this Manual, to cast a different vote than that contained in the RVF sent. In this case, if the shareholders vote again during the Meeting, all voting instructions received through the RVF identified with their individual or corporate taxpayer's ID (CPF/CNPJ) number will be disregarded.

III.	General Information

The Company requests Shareholders to ensure the compatibility of their electronic devices with the system to be used at the Meetings and to access the Digital Platform 30 minutes in advance of the AESM. Questions on how to access or use the Digital Platform may be addressed through the email sustentacaoci@sabesp.com.br or by calling (11) 3388-8172.

The Company will not be responsible for operational or connection problems that shareholders may face, nor for any other issues that may make it difficult or impossible for shareholders to join the electronic meeting, due to incompatibility or defects of their electronic devices.

According to item II of paragraph 1 of article 21-C of CVM Instruction 481, the Meetings will be entirely recorded and, under paragraph 1 of article 21-V, of CVM Instruction 481, duly registered shareholders who remotely participate in the Meetings shall be considered present and signatory of the minutes.

The documents and necessary information to participate and exercise the voting right at the AESM, either through RVF or the Digital Platform, have been made available to shareholders at the Company’s headquarters and, according to CVM Instruction 481, are available on the Company’s Investor Relations website (ri.sabesp.com.br), and on the websites of CVM (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br).

Finally, it should be noted that the personal data and documents requested for registration and participation at the AESM will be used exclusively for this purpose and their handling is justified within the terms of article 7, II, of Law 13,709/2018 (compliance with legal requirement), according to Brazilian Corporation Law and correlated regulations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 24, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.